UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Colonia Renacimiento, Alcaldía Cuauhtémoc

06500, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Mexico City, Mexico, August 17, 2026

On August 14, 2026, Vista Energy, S.A.B. de C.V. (“Vista”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange) repurchased 50,000 Series A shares of Vista, at a price of Mexican Pesos $1,169.79 per Series A share. These repurchases were made in furtherance of the approval granted at the general ordinary shareholders’ meeting held on April 28, 2026. The total amount of these Series A shares repurchases, excluding fees and value-added tax, was of approximately Mexican Pesos $58,489,500. After giving effect to such repurchases, there were 110,617,402 Series A shares outstanding, and 1,684,351 Series A shares were held in Treasury derived from repurchases carried out by the Company. Vista engaged Citi México Casa de Bolsa, S.A. de C.V., Grupo Financiero Citi México to execute these Series A shares repurchases.

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 1555 7104

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2026

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer